As filed with the Securities and Exchange Commission on November 19, 2008

Securities Act File No. 333-152716

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. _____     ☒ Post-Effective Amendment No. 1

MANAGERS AMG FUNDS

(Exact Name of Registrant as Specified in Charter)

800 Connecticut Avenue, Norwalk, Connecticut 06854

(Address of Principal Executive Offices)

(800) 299-3500

(Registrant’s Telephone Number, Including Area Code)

Donald S. Rumery

Managers AMG Funds

800 Connecticut Avenue, Norwalk, Connecticut 06854

(Name and Address of Agent for Service)

Copy to: Daniel O. Hirsch, Esq.

Ropes & Gray LLP

One Metro Center

700 12th Street, NW, Suite 900

Washington, DC 20005

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended solely for the purpose of adding Exhibits 12(a), 12(b) and 16(a) to the Registration Statement.

No filing fee is required because an indefinite number of shares of the Registrant have previously been registered pursuant to Section 24(f) of the Investment Company Act of 1940, as amended.

There have been no changes to the proxy statement/prospectus or statement of additional information as filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-152716), as filed with the Commission on August 1, 2008, and as supplemented September 5, 2008.

PART C

To the Registration Statement of

Managers AMG Funds (the “Trust” or the “Registrant”)

OTHER INFORMATION

Item 15.	INDEMNIFICATION

Under Article VI of the Registrant’s Master Trust Agreement, any present or former Trustee, Officer, agent or employee or person serving in such capacity with another entity at the request of the Registrant (“Covered Person”) shall be indemnified against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromises or as fines or penalties and expenses, including reasonable legal and accounting fees, in connection with the defense or disposition of any proceeding by or in the name of the Registrant or any shareholder in his capacity as such if: (i) a favorable final decision on the merits is made by a court or administrative body; or (ii) a reasonable determination is made by a vote of the majority of a quorum of disinterested Trustees or by independent legal counsel that the Covered Person was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in his office (“Disabling Conduct”); or (iii) a determination is made to indemnify the Covered Person under procedures approved by the Board of Trustees which in the opinion of independent legal counsel are not inconsistent with the Investment Company Act of 1940, as amended (the “1940 Act”). Said Article VI further provides that the Registrant shall indemnify any Covered Person against any such liabilities and expenses incurred in connection with the defense or disposition of any other type of proceeding except with respect to any matter as to which the Covered Person shall have engaged in Disabling Conduct or shall have been finally adjudicated not to have acted in good faith and in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (the “SEC”), such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, an officer or a controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Each disinterested Trustee has entered into an indemnity agreement with the Adviser whereby the Adviser Indemnifies each disinterested Trustee against defense costs in connection with a civil claim which involves the Trustee by virtue of his position with the fund.

Reference is made to the Distribution Agreement with Managers Distributors, Inc. and any amendments thereto attached as Exhibits 7(a) and 7(b), which are incorporated herein by reference and discusses the rights, responsibilities and limitations with respect to indemnity and contribution.

Item 16.	EXHIBITS

EXHIBIT NUMBER	EXHIBIT TITLE

Exhibit 1(a)	Master Trust Agreement of the Registrant dated June 18, 1999, is incorporated by reference to an exhibit to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed August 6, 1999).

Exhibit 1(b)	Amendment No. 1 to the Master Trust Agreement changing the name of the “Essex Growth Fund” to “Essex Aggressive Growth Fund” is incorporated by reference to an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed October 21, 1999).

Exhibit 1(c)	Amendment No. 2 to the Master Trust Agreement changing the name of the Trust to “Managers AMG Funds” is incorporated by reference to an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed October 21, 1999).

Exhibit 1(d)	Amendment No. 3 to the Master Trust Agreement establishing a new series of shares of beneficial interest of the Trust designated as the “Frontier Growth Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed November 14, 2000).

Exhibit 1(e)	Amendment No. 4 to the Master Trust Agreement establishing a new series of shares of beneficial interest of the Registrant designated as the “First Quadrant Tax-Managed Equity Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed November 14, 2000).

Exhibit 1(f)	Amendment No. 5 to the Master Trust Agreement establishing a new series of shares of beneficial interest of the Registrant designated as the “Frontier Small Company Value Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed February 20, 2001).

Exhibit 1(g)	Amendment No. 6 to the Master Trust Agreement establishing two new series of shares of beneficial interest of the Registrant designated as the “Rorer Large-Cap Fund” and the “Rorer Mid-Cap Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed October 5, 2001).

Exhibit 1(h)	Amendment No. 7 to the Master Trust Agreement establishing Investor and Institutional Classes of shares of the Essex Aggressive Growth Fund and Investor and Institutional Classes of shares of the Systematic Value Fund is incorporated by reference to an exhibit to Post Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed January 17, 2002).

Exhibit 1(i)	Amendment No. 8 to the Master Trust Agreement establishing a new series of shares of beneficial interest of the Registrant designated as the “Burridge Small Cap Growth Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed April 11, 2002).

Exhibit 1(j)	Amendment No. 9 to the Master Trust Agreement establishing a new series of shares of beneficial interest of the Registrant designated as “Essex Large Cap Growth Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed January 31, 2003).

Exhibit 1(k)	Amendment No. 10 to the Master Trust Agreement establishing two (2) new series of shares of beneficial interest of the Registrant designated as “TimesSquare Small Cap Growth Fund” and “TimesSquare Mid Cap Growth Fund,” respectively, is incorporated by reference to an exhibit to Post Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed December 10, 2004).

Exhibit 1(l)	Amendment No. 10 [sic] to the Master Trust Agreement abolishing the series of shares known as the “First Quadrant Tax-Managed Equity Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed February 28, 2006).

Exhibit 1(m)	Amendment No. 11 [sic] to the Master Trust Agreement redesignating the “Burridge Small Cap Growth Fund” as the “Essex Small Cap Growth Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed March 1, 2005).

Exhibit 1(n)	Amendment No. 13 to the Master Trust Agreement redesignating the “Essex Small Cap Growth Fund” as the “Essex Small/Micro Cap Growth Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed February 28, 2006).

Exhibit 1(o)	Amendment No. 14 to the Master Trust Agreement abolishing the series of shares known as “Frontier Growth Fund” and “Frontier Small Company Value Fund” and abolishing the Institutional and Investor Classes of shares of the “Systematic Value Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed February 28, 2006).

Exhibit 1(p)	Amendment No. 15 to the Master Trust Agreement abolishing the series of shares known as “Rorer Mid-Cap Fund”; establishing A and C Classes of shares of the Essex Small/Micro Cap Growth Fund; and establishing A, C, and Institutional Classes of shares of the Systematic Value Fund is incorporated by reference to an exhibit to Post Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed February 28, 2006).

Exhibit 1(q)	Amendment No. 16 to the Master Trust Agreement changing the name of the “Essex Aggressive Growth Fund” to the “Essex Growth Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed June 28, 2006).

Exhibit 1(r)	Amendment No. 17 to the Master Trust Agreement abolishing the series of shares known as the “Essex Large Cap Growth Fund” and establishing a new series of shares of beneficial interest of the Registrant designated as the “Systematic Mid Cap Fund” consisting of A, C, and Institutional Classes of shares, is incorporated by reference to an exhibit to Post Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed December 20, 2006).

Exhibit 1(s)	Amendment No. 18 to the Master Trust Agreement abolishing the series of shares of the Registrant known as the “Rorer Large-Cap Fund” is incorporated by reference to an exhibit to Post Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed September 28, 2007).

Exhibit 1(t)	Amendment No. 19 to the Master Trust Agreement establishing a new series of shares of beneficial interest of the Registrant designated as “Skyline Special Equities Portfolio” is incorporated by reference to an exhibit to Post Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed December 21, 2007).

Exhibit 1(u)	Form of Amendment No. 20 to the Master Trust Agreement establishing two new series of shares of beneficial interest of the Registrant designated as “GW&K Multi-Cap Equity Fund” and “GW&K Municipal Enhanced Yield Fund” (*).

Exhibit 2	By-Laws, as amended, are incorporated by reference to an exhibit to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed August 6, 1999).

Exhibit 3	Not applicable.

Exhibit 4	Form of Agreement and Plan of Reorganization – Exhibit A to Proxy Statement/Prospectus contained in Part A of this Registration Statement.

Exhibit 5	Instruments Defining Rights of Security Holders – Incorporated by reference to articles 4 and 5 and sections 6.1, 6.3, 6.5, 6.6, 7.1, 7.2, and 7.3 of the Master Trust Agreement dated June 18, 1999, is incorporated by reference herein as Exhibit 1(a).

Exhibit 6(a)	Investment Management Agreement between the Registrant and Managers Investment Group LLC (formerly, The Managers Funds LLC), dated as of October 19, 1999, is incorporated by reference to an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed October 21, 1999).

Exhibit 6(b)	Form of Letter Agreement to the Investment Management Agreement between the Registrant and Managers Investment Group LLC relating to the GW&K Multi-Cap Equity Fund and GW&K Municipal Enhanced Yield Fund (*).

Exhibit 6(c)	Form of Subadvisory Agreement between Managers Investment Group LLC and Gannett Welsh & Kotler, LLC relating to the GW&K Multi-Cap Equity Fund and GW&K Municipal Enhanced Yield Fund (*).

Exhibit 7(a)	Distribution Agreement between the Registrant and Managers Distributors, Inc. is incorporated by reference to an exhibit to Post Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed December 31, 2001).

Exhibit 7(b)	Form of Letter Agreement to the Distribution Agreement between the Registrant and Managers Distributors, Inc. relating to the GW&K Multi-Cap Equity Fund and GW&K Municipal Enhanced Yield Fund (*).

Exhibit 8	Not applicable.

Exhibit 9	Custodian Agreement between the Registrant and The Bank of New York, dated June 25, 2002 is incorporated by reference to an exhibit to Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed December 10, 2004).

Exhibit 10(a)	Amended and Restated Plan of Distribution Adopted Pursuant to Rule 12b-1, dated as of June 6, 2008 is incorporated by reference to an exhibit to Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed June 27, 2008).

Exhibit 10(b)	Addendum to the Amended and Restated Plan of Distribution Adopted Pursuant to Rule 12b-1 with respect to Class A shares of the GW&K Multi-Cap Equity Fund (*).

Exhibit 10(c)	Amended and Restated Multiple Class Expense Allocation Plan adopted pursuant to Rule 18f-3 with respect to the GW&K Multi-Cap Equity Fund (*).

Exhibit 11	Opinion and Consent of Ropes & Gray LLP as to the legality of the securities being registered relating to the GW&K Multi-Cap Equity Fund and GW&K Municipal Enhanced Yield Fund (*).

Exhibit 12(a)	Opinion of Ropes & Gray LLP with respect to tax matters relating to reorganization of BNY Hamilton Municipal Enhanced Yield Fund and GW&K Municipal Enhanced Yield Fund (**).

Exhibit 12(b)	Opinion of Ropes & Gray LLP with respect to tax matters relating to reorganization of BNY Hamilton Multi-Cap Equity Fund and GW&K Multi-Cap Equity Fund (**).

Exhibit 13(a)	Form of Expense Limitation Agreement between the Registrant and Managers Investment Group LLC with respect to the GW&K Multi-Cap Equity Fund and GW&K Municipal Enhanced Yield Fund (*).

Exhibit 13(b)	Form of Administration and Shareholder Servicing Agreement between the Registrant and Managers Investment Group LLC with respect to the GW&K Multi-Cap Equity Fund and GW&K Municipal Enhanced Yield Fund (*).

Exhibit 13(c)	Transfer Agency Services Agreement between the Registrant and PFPC Inc. is incorporated by reference to an exhibit to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed March 1, 2005).

Exhibit 13(d)	Amendment to Transfer Agency Services Agreement between the Registrant and PFPC Inc. dated, January 1, 2008 is incorporated by reference to an exhibit to Post Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A, Registration Nos. 333-84639 and 811-09521 (filed April 29, 2008).

Exhibit 14	Consent of Tait, Weller & Baker LLP (*).

Exhibit 15	None.

Exhibit 16	Powers of Attorney for certain Trustees and Officers of the Registrant (*).

Exhibit 16(a)	Power of Attorney for certain Trustee of the Registrant (**).

Exhibit 17	Code of Ethics of Gannett Welsh & Kotler, LLC (*).

*	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, Registration No. 333-152716 (filed August 1, 2008).

**	Filed herewith.

Item 17	UNDERTAKINGS

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the registrant, in the City of Norwalk and State of Connecticut, on the 19th day of November, 2008.

MANAGERS AMG FUNDS

By:	/s/ DONALD S. RUMERY
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer

As required by the Securities Act of 1933, this registration statement of Managers AMG Funds has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/S/ JACK W. ABER* Jack W. Aber	Trustee	November 19, 2008

/S/ WILLIAM E. CHAPMAN, II* William E. Chapman, II	Trustee	November 19, 2008

/S/ NATHANIEL DALTON* Nathaniel Dalton	Trustee	November 19, 2008

/S/ EDWARD J. KAIER* Edward J. Kaier	Trustee	November 19, 2008

/S/ STEVEN J. PAGGIOLI* Steven J. Paggioli	Trustee	November 19, 2008

/S/ ERIC RAKOWSKI* Eric Rakowski	Trustee	November 19, 2008

/S/ THOMAS R. SCHNEEWEIS* Thomas R. Schneeweis	Trustee	November 19, 2008

/S/ JOHN H. STREUR* John H. Streur	Trustee and President	November 19, 2008

/S/ DONALD S. RUMERY Donald S. Rumery	Treasurer and Chief Financial Officer (Principal Accounting Officer) (Principal Financial Officer)	November 19, 2008

* By:	/s/ DONALD S. RUMERY
Name: Donald S. Rumery
Attorney-In-Fact, pursuant to powers of attorney incorporated by reference and filed herewith.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 12(a)	Opinion of Ropes & Gray LLP with respect to tax matters relating to reorganization of BNY Hamilton Municipal Enhanced Yield Fund and GW&K Municipal Enhanced Yield Fund.

Exhibit 12(b)	Opinion of Ropes & Gray LLP with respect to tax matters relating to reorganization of BNY Hamilton Multi-Cap Equity Fund and GW&K Multi-Cap Equity Fund.

Exhibit 16(a)	Power of Attorney for certain Trustee of the Registrant.